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Silver Elephant Announces Change in Financial Year End

Vancouver, British Columbia, December 30, 2022 - Silver Elephant Mining Corp. ("Silver Elephant" or the "Company") (TSX: ELEF, OTCQX: SILEF, Frankfurt:1P2) announces that it is changing its financial year end from December 31 to March 31.  As a result, the Company will file an additional interim report as at December 31, 2022 and will report audited financial results for a 15-month transition year from January 1, 2022 to March 31, 2023 (with a comparative of the 12 months ended December 31, 2021). Afterwards, the Company will revert to a customary reporting calendar based on a March 31 year-end, with fiscal quarters ending on the last day of June, September, December and March each year.

This change of financial year-end facilitates the audit process given the great demand for audit services with the December 31 year end.

The notice for the change in financial year-end required under National Instrument 51-102 - Continuous Disclosure Obligations will be filed under the Company's SEDAR profile at www.sedar.com.

About Silver Elephant

Silver Elephant Mining Corp. is a premier silver mining and exploration company. It also owns 100% of Mega Thermal Coal Corp. and 39% of Oracle Commodity Holding Corp. ("Oracle"). Oracle has equity investments in nickel and vanadium mining companies.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

"John Lee"
Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101

ir@silverelef.com  www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws.  Such forward-looking statements, which reflect management's expectations regarding Silver Elephant's future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Silver Elephant's forward-looking statements.  Silver Elephant believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct.  In addition, although Silver Elephant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Silver Elephant undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.